FILE NO. 82-34958

RECEIVED

Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

07021007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

09th February 2007

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 11th December 2006.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

PROCESSED
FEB 1 6 2007
THOMSON FINANCIAL

Investor Relations Release

Raiffeisen INTERNATIONAL
Member of RZB Group

Vienna, 22 January 2007

Raiffeisen Bank in Hungary celebrates its 20-Year Anniversary

Sixth-largest bank in Hungary with 430,000 customers. First chapter of the Raiffeisen success story in Central and Eastern Europe. Ten banks set up in the region, another ten acquisitions. Thanks to above-average growth, 20,000 jobs have been created in the region. Raiffeisen very well-positioned on growth markets.

Raiffeisen Bank Zrt. celebrated its twentieth anniversary yesterday with a major event in Budapest. *Unicbank*, as it was called then, of which *Raiffeisen Zentralbank Österreich AG (RZB)* was a co-founder, commenced business activities at the beginning of 1987.The foundation of the bank marked the beginning of Raiffeisen's successful expansion in Central and Eastern Europe (CEE).

"The Raiffeisen Bank in Hungary is the nucleus of our network in CEE. At that time, we were the pioneers who moved into Hungary long before the change of system in Eastern Europe became noticeable. In spite of our long experience in doing business in the region, founding the bank was like jumping into cold water; yet, from the first year on, we earned money," said Herbert Stepic, CEO of *Raiffeisen International Bank-Holding AG*.

Success story in Hungary

At the beginning of 1987, the Hungarian government converted the local banking system from a mono-bank system (with the National Bank acting both as a central bank and a commercial bank) into a multi-bank system. This made it possible to set up private banks. In the course of preparing this transition, in 1986 the Hungarian National Bank invited RZB, together with *Deutsche Genossenschaftsbank* and the *International Finance Corporation (IFC)*, a World Bank subsidiary, to establish a subsidiary bank.

During the early years, Unicbank focused entirely on doing business with medium-sized and large Hungarian corporate customers, as well as with subsidiaries of international corporations. The bank developed very rapidly, and the first branch office outside of Budapest was opened in Szeged as early as 1992. In 1994, Unicbank began to provide services also to public administrations and municipal corporations. In 1995, when the bank launched electronic payments transactions in Hungary, it already had more than 300 staff members and seven branch offices. The first Raiffeisen cash-dispensing card was issued in Hungary in 1996. In the same year, the bank started its Private Banking segment. As the Raiffeisen banking group had acquired the majority in the bank in the meantime, it was re-branded as *Raiffeisen Bank*.

Parallel to the re-branding, business activities with private customers and small and medium-sized enterprises (Retail Banking) were expanded. Beginning in that year, these operations were rolled out into the entire region. In the following year the staff, which had grown to comprise 900 employees, moved into the new head office in Akadémia Street, where the *Raiffeisen Art Gallery* was also accommodated in 2001. The bank recorded a milestone event in 2003, when the 100,000th bank card was issued to a customer.

Raiffeisen Bank continues to be the largest bank in Raiffeisen International's network. At the end of September 2006, the bank had a balance-sheet total of 5.75 billion euros ranking sixth on the Hungarian banking market. More than 2,500 staff members provide services to about 430,000 customers in 112 business outlets. In the meantime, the bank has issued more than 250,000 bank cards to customers.

Ten bank foundations and ten bank acquisitions in CEE

When the political system changed throughout the region in 1989/90, RZB embarked on its further expansion covering the entire region of Central Europe. It subsequently pursued a strategy of entering the markets throughout the CEE area. "We accompanied the development from a mono-bank system to the modern market systems that have become established today, and in many cases we actually added to the momentum," said Stepic.

In 1991, *Raiffeisen Bank Polska* and *Tatra banka* in Slovakia were founded. By 1998, further banks had been set up in the Czech Republic, Bulgaria, Croatia, Russia and Romania. The tenth bank – and the last one to date – was established in Serbia in 2001. "In many countries we were the first foreign bank on the market. This helped us tremendously in terms of brand perception and when recruiting competent staff. Today, Raiffeisen is a leading bank brand name in CEE", added Stepic.

As of the year 2000, when the region gradually came to play a role in the strategic plans of other banks, selected acquisitions were added to the banks established by Raiffeisen. The first acquisition was *Market banka* in Bosnia and Herzegovina in July 2000. *Banca Agricola* in Romania, *Hravtska Postanska Banka* in Bosnia and Herzegovina, *Krekova banka* in Slovenia, *American Bank of Kosovo*, *Priorbank* in Belarus, as well as *Banka e Kursimeve e Shqipërisë* in Albania followed in the years 2001 through 2004.

The biggest acquisition by far to date came in 2005, when 93.5 per cent of *Bank Aval*, the largest retail bank in the Ukraine, was purchased at a price of 850 million euros. With the take-over of *Impexbank* at the beginning of last year, Raiffeisen International became the largest western bank in Russia and the CIS. Moreover, the group's market position in the Czech Republic was clearly strengthened with the acquisition of *eBanka*.

Altogether, Raiffeisen International acquired ten banks within less than six years, which were all successfully integrated into the group. In this connection, a net amount of about 2 billion euros was invested (not considering follow-up investments).

Approximately 40 per cent annual growth creates more than 20,000 jobs

Today, Raiffeisen International, which has a balance-sheet total of more than 50 billion euros, is one of the biggest international banking groups in the region and among the fastest-growing in the world. "We can look back on a gigantic development. In the last ten years, we grew by about 40 per cent per year in terms of balance-sheet total, operating profit and profit before taxes. This is the result of our pioneering role in one of the fastest-growing economic areas in the world," Stepic noted with satisfaction.

At present, Raiffeisen International has more than 52,000 staff members. "We have created more than 20,000 jobs on balance since we began our expansion in Eastern Europe," said Stepic.

Well-positioned for the future

Today, Raiffeisen International is represented on 16 markets of the region with subsidiary banks and leasing companies. On eight markets, the respective Network Bank is among the three largest in the country. Representative offices in Lithuania and Moldova supplement the group's presence in the region. All subsidiary banks operate as universal banks on the local markets. More than 11.7 million customers receive banking services in more than 2,775 business outlets. The network of branch offices reaches from Prague to Vladivostok on the Pacific Ocean and spans 11 time zones. Raiffeisen International thus has the biggest geographical coverage among all international banks in CEE. "Our large distribution network, encompassing the entire area, is of great importance especially for retail banking which is a promising sector continuously gaining in importance. This is the key to our success in the future," said Stepic.

After China and India, CEE is the economic region with the most vigorous growth worldwide. The catch-up demand, which continues to be considerable, relates to the financial services sector in the first place. Although immense growth dynamics became noticeable in recent years, current research results show that a major growth potential continues to prevail for the full range of banking products. *Raiffeisen Research* analysts therefore predict an average annual growth rate of the banking markets between 14 and 22 per cent until the year 2014. "It was and is our goal to grow faster than the markets. The further we move to the east, the less developed banking markets are. To this very day, the large majority of the people living in the Ukraine or Russia do not have any bank connection at all. These are our future markets, on which we are well positioned today, like no other western bank," explained Stepic.

Outlook

Raiffeisen International's management expects annual growth of the balance-sheet total by at least 20 per cent annually in the period to 2008. The largest increases are anticipated in the CIS, partly because of the acquisitions made there.

The company forecasts an ROE before tax of more than 25 per cent for the year 2009. The cost/income ratio is expected to be below 58 per cent. The management has set the target for the risk/earnings ratio at about 15 per cent.

For further information please contact:

Susanne Langer
Head of Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna

Press Release, Vienna, 9 February 2007

Raiffeisen International has more than 3 billion euros in assets under management in CEE

59 per cent growth in assets under management in 2006. Investment funds are on the brink of a boom in CEE. New Raiffeisen asset management companies to be opened in Serbia and Ukraine.

The asset management companies belonging to *Raiffeisen International Bank-Holding AG* respectively to the group of *Raiffeisen Zentralbank Österreich AG (RZB)* had assets under management of about 3.3 billion euros in Central and Eastern Europe (CEE) at the end of 2006. At the beginning of 2006 they amounted to 2.1 billion euros. "This reflects a significant increase of 59 per cent and proves our ambition to ensure the success of this particular business", said Herbert Stepic, CEO of Raiffeisen International.

Investment funds are at the beginning of a long-term boom in the countries of CEE. The rapid economic development leads to significant increases in disposable income for many people and consequently to a change in savings behaviour. "The market is still in its infancy, but as in Austria people identify investment funds as an attractive alternative to savings accounts", Stepic added.

As at year-end 2005 assets under management in the five Central European EU-member countries, namely Czech Republic, Hungary, Poland, Slovakia and Slovenia, amounted to 20 billion euros or close to 7 per cent of GDP. At the corresponding time only in Austria were 155.6 billion euros invested in investment funds. In the eurozone, total assets under management account for about 60 per cent of GDP. In the new EU-member countries Bulgaria and Romania this measure is below one per cent and in Russia just marginally above one per cent. "This is a valuable indicator for the tremendous long-term growth potential for investment funds in CEE", Stepic said.

Raiffeisen International started very early to establish its own asset management companies in CEE. As early as 1998 the first companies were founded in Slovakia and Croatia. In the meantime, Raiffeisen International is the market leader in both countries with a share of about one third. A new asset management company was opened in Bulgaria in spring 2006, which already has a leading market share of 17 per cent. Raiffeisen International offers own investment funds through subsidiaries in nine countries of the region. In Serbia and Ukraine the opening of new companies is planned in the near future. Raiffeisen International also counts on the experience of *Raiffeisen Capital Management (RCM)* , the market leader in Austria, throughout CEE. RCM provides advisory services on the management of the international portfolios of the local asset management companies.

* * * * *

Raiffeisen International operates one of the leading banking networks in CEE with subsidiary banks and leasing companies in 16 markets. More than 11.7 million customers are attended to through more than 2,775 business outlets. In eight markets, the respective Network Bank ranks among the three largest local banks. Representative offices in Lithuania and Moldova complement the Group's presence in the region. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 70 per cent of the common stock. The remaining 30 per cent is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian *Raiffeisen Banking Group* , the country's largest banking group.

For further information please contact Michael Palzer (+43-1-717 07-1504, michael.palzer@ri.co.at) or Lars D. Hofer (+43-1-71 707-1930, lars.hofer@ri.co.at).
http://www.ri.co.at, http://www.rzb.at

Raiffeisen International has more than 3 billion(eu

END